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                             June 26, 2024

       Shubha Dasgupta
       Chief Executive Officer
       Pineapple Financial Inc.
       Unit 200, 111 Gordon Baker Road
       North York, Ontario M2H 3R1

                                                        Re: Pineapple Financial
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 20, 2024
                                                            File No. 333-279802

       Dear Shubha Dasgupta:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

       Amendment No. 1 to Form S-1 filed June 20, 2024

       Substantial future sales of Common Shares could cause the market price of our Common Shares to decline, page 23

   1. We note your response to prior comment 4. Please discuss the price discount at which you would sell shares to
Brown Stone Capital Ltd. and the dilutive effect and impact on market price from
selling shares at a discount and from the resales of these securities to the public. In this
regard, we note that the Equity Purchase Agreement defines the
                                                        Purchase Price as 95%
of the Market Price. Also revise to disclose this price discount in the prospectus summary
when disclosing the material terms of the agreement.
 Shubha Dasgupta
FirstName  LastNameShubha Dasgupta
Pineapple Financial Inc.
Comapany
June       NamePineapple Financial Inc.
     26, 2024
June 26,
Page 2 2024 Page 2
FirstName LastName
       Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance